07020775

GREAT QUEST METALS LTD.

RECEIVED

2007 FEB -6 A 9:45

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Suite 515, 475 Howe Street
Vancouver, BC, Canada V6C 2B3

Tel: 604-689-2882
Fax: 604-684-5854

Website: www.greatquest.com
Email: info@greatquest.com

January 25, 2007

SUPPL

Great Quest Increases the Length of the Djambaye 1 Gold Zone 2.1 Kilometres

VANCOUVER, BC -- Willis W. Osborne, President of Great Quest Metals Ltd. (TSXV: GQ; Frankfurt: GQM), is very pleased to announce the probable extension to the north of the Djambaye 1 gold zone by 2,096 metres. North of the previous known limit of this zone, there is a 1,904 metre wide area of alluvium. At a point 828 metres north in the alluvium and on line with the Djambaye 1, pits were dug through the alluvium and into diorite. Just north of the alluvium, and again on line with the Djambaye 1, there is a 193 metre length of orpaillage, or hand dug pits, over a zone of quartz veins in rhyodacite and diorite dykes. Both above areas are thought to be part of the Djambaye 1 which extends the current strike length of this gold zone to 3,477 metres.

In previous drilling, only two holes have been drilled into the Djambaye 1. KN 37-06, drilled in 2006, intersected 7.90 metres of 8.02 grams per tonne gold and a 2003 drill hole, KN 02-03, intersected 29.80 metres of 0.66 g/t gold.

The Djambaye 2 gold zone, also in the Kenieba concession, has been the Company's main focus of drilling thus far. Here Great Quest has drilled a 1,100 metre section of the 3,131 metre, known length of this zone with the deepest intersection at 110 metres. A preliminary mineral resource over this length was calculated by Carl Verley (P. Geo.) at 928,787 tonnes of 4.48 g/t gold or 133,882 ounces of gold. This calculation did not include any possible bulk tonnage material. Drilling is in progress on the Djambaye 2.

Together the Djambaye 1 and 2 gold zones have now been traced for a total length of 6,608 metres. Both zones are open to the south, and the Djambaye 1 is also open to the north. Carl Verley (P. Geo.), the Qualified Person pursuant to NI 43-101, has reviewed the contents of this news release.

ON BEHALF OF THE BOARD OF DIRECTORS OF GREAT QUEST METALS LTD.

PROCESSED

FEB 07 2007

THOMSON FINANCIAL

"Willis W. Osborne"
Willis W. Osborne
President

12g3-2(b) Exemption #82-3116
Standard & Poor's Listed
Trading Symbol: GQ
Frankfurt Exchange: GQM

For additional information please contact:

Investor Relations:

Great Quest Metals Ltd.		Ascenta Capital Partners Inc.	
George Butterworth:	604-689-2882	Jamie Mathers:	604-684-4743, ext 236
Toll Free:	877-325-3838	Toll Free:	866-684-4743

END